Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made only by the Offer to Purchase, dated May 30, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal, as each may be amended or supplemented from time to time, and is being made to all holders of Shares. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) THE HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. IN THOSE JURISDICTIONS WHERE APPLICABLE LAWS OR REGULATIONS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF PURCHASER (AS DEFINED BELOW) BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION TO BE DESIGNATED BY PURCHASER.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

TSR, Inc.

at

$13.40 per share, net in cash, without interest and less any applicable tax withholding by

Vienna Acquisition Corporation

a wholly owned subsidiary

of

Vienna Parent Corporation

Vienna Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Vienna Parent Corporation, an Indiana corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of TSR, Inc., a Delaware corporation (the “Company”), at a purchase price of $13.40 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Tendering stockholders who are holders of record of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON JUNE 27, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated May 15, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by the Company or any wholly owned subsidiary of the Company immediately prior to the Effective Time, (ii) Shares owned by Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer and owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Shares that are held by stockholders who are entitled to demand and properly demand appraisal for such Shares pursuant to and in compliance in all respects with Section 262 of the DGCL and do not fail to perfect or otherwise waive, withdraw or lose their rights to such appraisal with respect to such Shares under the DGCL), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, from Purchaser, less any applicable tax withholding.

The Offer and the Merger are not subject to any financing condition. Parent has obtained a binding debt commitment letter from First Merchants Bank (the “Lender”) for the purpose of financing, in part, the payments required by it to consummate the Offer and the Merger, and has delivered a copy of such commitment letter to the Company’s Board. The Lender has agreed to provide Parent with debt financing in an aggregate principal amount of up to $24.0 million in credit facilities (the “Financing”), on the terms set forth in the commitment letter. The obligations of the Lender to provide the Financing under the commitment letter are subject to customary terms and conditions. The Merger Agreement provides that Parent will use its reasonable best efforts to arrange or obtain the Financing on a timely basis following the Effective Time. In certain cases, Parent may extend the expiration date of the Offer as may be reasonably necessary to negotiate and enter into the definitive financing agreements and consummate the Financing, or to seek and obtain alternative financing if necessary, up to the Outside Date (as defined below).

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including the Minimum Tender Condition (as defined below).

The “Minimum Tender Condition” means that there have been validly tendered in the Offer and not properly withdrawn prior to the Expiration Time that number of Shares that, when added to the Shares, if any, then owned by Parent, Purchaser or any subsidiary of Parent, would represent at least a majority of the Shares outstanding as of immediately following the consummation of the Offer.

The term “Expiration Time” means one minute past 11:59 P.M., Eastern Time, on June 27, 2024, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. A subsequent offering period for the Offer is not contemplated.

The Board of Directors of the Company (the “Company Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement (collectively, the “Transactions”), including the Offer and the Merger, are fair to, and in the best interests of the Company and its stockholders, (ii) declared it advisable for the Company to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the Transactions, (iv) agreed that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the consummation of the Offer, and (v) agreed to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Descriptions of the reasons for the Company Board’s recommendation and approval of the Offer are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to the Company stockholders together with the Offer materials (including the Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub- headings “Recommendation of the TSR Board” and “Background of the Merger Agreement; Reasons for the Recommendation.”

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that: (i) if, at the scheduled Expiration Time, any Offer Condition, other than the Minimum Tender Condition, has not been satisfied or waived, Purchaser will, and Parent will cause Purchaser to, extend the Offer for one or more consecutive increments of not more than 10 business days each (or such longer period as Parent and the Company may agree), until such time as such conditions have been satisfied or waived (irrespective of whether the Minimum Tender Condition has been satisfied); (ii) Purchaser will, and Parent will cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof or the Nasdaq Capital Market, in each case that are applicable to the Offer; (iii) if, at the scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition) has been satisfied or waived and the Minimum Tender Condition has not been satisfied, Purchaser may (and if so requested by the Company, Purchaser will, and Parent will cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Parent) but not more than 10 business days each (or for such longer period as may be agreed between the Company and Parent); provided that the Company may not request Purchaser to, and Parent will not be required to cause Purchaser to, extend the Offer as described in this clause (iii) on more than five occasions; and (iv) if, at the scheduled Expiration Time (as may have been extended pursuant to the Merger Agreement), each Offer Condition has been satisfied or waived and Parent and Purchaser are unable to obtain the proceeds of and consummate the Financing in an amount sufficient to fund the transactions contemplated by the Merger Agreement, Purchaser may elect to extend the Offer for one or more consecutive increments of such duration as is reasonably necessary to negotiate and enter into the definitive agreements for the Financing and/or consummate the Financing, or to seek and obtain alternative financing in an amount sufficient to fund the transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement, but not more than 10 business days each (or for such longer period as may be agreed to by Parent and the Company). In each case, Purchaser is not required to extend the Offer beyond the Outside Date and may only do so with the Company’s consent. The “Outside Date” means August 15, 2024 (or as otherwise may be extended pursuant to the terms of the Merger Agreement).

If the Offer is consummated, Purchaser will not seek the approval of the Company’s remaining stockholders before effecting the Merger. Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h)(6) of the DGCL) of the Offer without a vote of the holders of the Shares in accordance with Section 251(h) of the DGCL.

Purchaser expressly reserves the right (but is not obligated) at any time and from time to time in its sole discretion to (i) waive, in whole or in part, any Offer Condition, (ii) increase the Offer Price or (iii) modify the terms of the Offer in any manner not inconsistent with the Merger Agreement, except that the Company’s prior written approval is required for Purchaser to, and for Parent to permit Purchaser to: (i) reduce the number of Shares subject to the Offer (other than in connection with any adjustments made in accordance with the terms of the Merger Agreement); (ii) reduce the Offer Price (other than in connection with any adjustments made in accordance with the terms of the Merger Agreement); (iii) waive, amend or modify either of the Minimum Tender Condition or the Termination Condition (as defined in the Offer to Purchase); (iv) add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares; (v) except as otherwise provided in the Merger Agreement, terminate (unless the Merger Agreement has been validly terminated in accordance with the terms of the Merger Agreement), extend or otherwise amend or modify the Expiration Time; (vi) change the form or terms of consideration payable in the Offer; (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to holders of Shares; or (viii) provide for any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Purchaser is not providing for guaranteed delivery procedures. Therefore, the Company stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company (“DTC”), which end earlier than the Expiration Time. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday. The Company stockholders must tender their Shares in accordance with the procedures set forth in the Offer to Purchase and the related Letter of Transmittal prior to the Expiration Time. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance of Shares for payment or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. However, Purchaser’s ability to delay the payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will Purchaser pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after July 29, 2024, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the holder(s) of record and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Time.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. Purchaser reserves the absolute right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to Purchaser’s satisfaction. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, Georgeson LLC (the “Information Agent”) or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer, including the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder (as defined in the Offer to Purchase) who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted pursuant to the Merger. See Section 5 of the Offer to Purchase for a more detailed discussion of the U.S. federal income tax treatment of the Offer and the Merger. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company Board and the reasons therefor) contain important information, and the Company’s stockholders should read these documents carefully and in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to the Company’s stockholders from the Information Agent. Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance. Neither Parent nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: (866) 920-5353

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